American International Group, Inc.

Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2011	2010	2011	2010

Earnings:
Pre-tax income (loss)(a):	$(4,371)	$301	$(3,960)	$3,440
Add – Fixed charges	1,114	2,537	3,533	6,478

Adjusted Pre-tax income (loss)	(3,257)	2,838	(427)	9,918

Fixed charges:
Interest expense	$868	$2,247	$2,758	$5,601
Portion of rent expense representing interest	40	50	118	150
Interest credited to policy and contract holders	206	240	657	727

Total fixed charges	$1,114	$2,537	$3,533	$6,478

Total fixed charges, excluding interest credited to policy and contract holders	$908	$2,297	$2,876	$5,751

Ratio of earnings to fixed charges:
Ratio	n/a	1.12	n/a	1.53
Coverage deficiency	$(4,371)	n/a	$(3,960)	n/a

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b):
Ratio	n/a	1.24	n/a	1.72
Coverage deficiency	$(4,165)	n/a	$(3,303)	n/a

(a)
From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)
The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest amounts are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. When these investments yield rates greater than the rates on the related policyholders obligation or contract, a profit is earned from the spread.

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